

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2011

Mr. Marc D. Hamburg
Senior Vice President – Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE 68131

     Re: **Berkshire Hathaway Inc.**
             Form 10-Q for the Quarterly Period Ended September 30, 2010
             Filed November 5, 2010
             File No. 001-14905

Dear Mr. Hamburg:

     We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Gus Rodriguez
                    Accounting Branch Chief